82-2748

British Columbia

Ministry of Finance
Corporate and Personal
Property Registries

Tel: (250) 356-6626
Hours: 8:30-4:30 (Monday-Friday)

Mailing address:
P.O. Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor, 940 Blanshard Street
Victoria, B.C. V8W 3E6
Tel: (250) 356-6626
Hours: 8:30-4:30 (Monday-Friday)

NOTICE OF DIRECTORS

[Cessation]
Form 9
Section 132
COMPANY ACT

INSTRUCTIONS

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E enter the last name, first name,, and any initials of the company's directors, as indicated.
4. In Box E, the residential address of a director must be a complete **physical address**. You may include general delivery, post office, box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order made payable Minister of Finance or provide the Registry authorization to debit the fee from your BC Deposit Account.
8. Additional information and forms are available on the interne www.fin.gov/bc.ca/registries.

B. CERTIFICATE OF INCORPORATION NO.
312241

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA



JUN 05 2003
181
COPY

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority [illegible] Questions about how FIPPA [illegible] ormation can be directed to [illegible] t, Corporate and Personal [illegible] 0) 356-0944, PO Box 9431 [illegible] C. V8W 9V3



03022585

A. FULL NAME OF COMPANY

Goldcliff Resource Corporation

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

SUPPL

C. DATE OF CHANGE

Y		M		D	
0	3	0	4	1	5

D. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)
Whiting	Francis B.

E. Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS (INCLUDE POSTAL/ZIP CODE
Dhalla	Nazir	10711 Hollybank Drive, Richmond, B.C. V7E 4S4
Rockel	Edwin Ross	13000-54A Avenue, Surrey, B.C. V3W 1B9
Saleken	Leonard William	6976 Laburnum Street, Vancouver, B.C. V6P 5M9
Sanders	George W.	416 Collett Road, Kelowna, B.C. V1W 1K7

F. CERTIFIED CORRECT -
I have read this form and found it to be correct
Signature of a current director, officer or Company Solicitor

DATE SIGNED

Y		M		D	
0	3	0	5	2	7

FIN 763/WEB Rev.2001/11/30 Prescribed)

dlw 6/11

cc: British Columbia Securities Commission, Attn: Statutory Filings
Alberta Securities Commission, Attn: Continuous Disclosure
TSX Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance
Standard & Poor's, Attn: Library, Corporate Files Manager

p:\clients\1-sedar\goldclif\f9-roc.doc


usbank
Five Star Service Guaranteed

Corporate Trust Services
US Bank Trust Center
180 East Fifth Street 2nd Floor
St. Paul, MN 55101

To the Holders of

Ohio Legacy Trust I Common & Preferred Securities

Pursuant to the provisions of Section 2.03 of the Indenture, dated as of March 22, 2003, between Ohio Legacy Corp., ("Issuer"), the Guarantors and U.S. Bank National Association, as debenture Trustee, the Trustee hereby submits its annual report as of March 31, 2003:

1. To the best of the knowledge of the Trustee it continues to be eligible and qualified under Section 5.03 of the Indenture to act as trustee.
2. There were no advances made by the Trustee which, as of March 31, 2003, remain unpaid in an aggregate amount of more than one-half of one percent of the principal amount of Notes, on any property or funds held or collected by the Trustee.
3. There was no indebtedness owing to U.S. Bank Trust National Association in its individual capacity by the Company as of March 31, 2003.
4. There was no property or funds physically in the Trustee's possession as such trustee, or in the possession of a depository for the benefit of the Trustee.
5. There was no change to any release, or release and substitution, of property subject to the lien of the Indenture (and the consideration therefor, if any) which was not previously reported.
6. The securities issued pursuant to the provisions of the Indenture and supplements thereto are as follows:

Securities	Issued	Outstanding
Ohio Legacy Trust I Common & Preferred Securities	$3,429,000	$3,429,000

7. There has been no action taken by the Trustee in the performance of its duties under the Indenture which has not previously been reported and which, in its opinion, materially affects the indenture securities or the trust estate.

Pursuant to Trust Indenture Reform Act of 1990, trustees are no longer required to mail such reports except upon the occurrence of certain specified events during the previous twelve-month period. As a result of such amendment, the Trustee may not furnish such annual reports in the future.

U.S. Bank National Associotion, ***as Trustee***
Dated as of March 31, 2003

THIS TRUSTEE REPORT, REQUIRED BY FEDERAL STATUTE, IS FOR YOUR INFORMATION ONLY AND NO ACTION ON YOUR PART IS REQUIRED.